Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

July 7, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd
Amendment No. 4 to Registration Statement on Form F-1
Filed June 16, 2025
File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter on July 1, 2025, in which you provided comments to Amendment No. 4 to Registration Statement on Form F-1 of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on June 16, 2025. On the date hereof, the Company has submitted Amendment No. 5 to the Registration Statement on Form F-1/A (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Registration Statement on Form F-1

Financial Statements, page F-1

1.	We note your response to prior comment 4, but there does not appear to be an Exhibit 99.9. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, file the necessary representations as an exhibit to the registration statement.

RESPONSE: We respectfully advise the staff that we have filed a Request for Waiver and Representation Under Item 8.A.4 of Form 20-F as Exhibit 99.9.

Exhibits

2.	Please ensure that your exhibits are filed in text-searchable format. Refer to Item 301 of Regulation S-T. For example, we note Exhibit 10.17.

RESPONSE: We respectfully advise the staff that we have ensured that all exhibits are filed in a text searchable format.

Exhibit Index

Exhibit 23.1, page II-4

3.	We note your response to prior comment 5. The consent still references a prior amendment and is dated May 2, 2025. Please provide a currently dated consent that addresses this concern.

RESPONSE: We respectfully advise the staff that we have revised the consent accordingly.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer